SECURITIES AND EXCHANGE COMMISSION
	      	                     WASHINGTON, DC.

                             	FORM 12b-25

                      Commission File Number: 0-5460

                      	NOTIFICATION OF LATE FILING

(Check One):[ ] Form 10-K [ ] Form 1l-K [ ] Form 20-F
			  [X]Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30. 1998
[ ] Transition Report on Form 10-K   [ ] Transition Report
			      on Form 10-Q
[ ] Transition Report on Form 20-K   [ ] Transition Report
                                         on Form N-SAR
[ ] Transition Report on Form l1-K

For the Transition Period Ended:_________________________

Read attached instruction sheet before preparing form.
Please print or type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________________________________________



              Part I. Registrant Information
Full name of registrant: Stocker & Yale, Inc.

Former name if applicable:

___________________________________________________________

Address of principal executive office (Street and Number):
32 Hampshire Road

City, State and Zip Code: Salem, New Hampshire 03079

            Part II. Rule 12b-25 (b) and (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 1O-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q. or portion thereof wi11 be filed on or before the fifth calendar day following the prescribed due date; and

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[ ] (c) The accountant's statement or other exhibit
required by Rule l2b-25(c) has been attached if applicable.


                  Part III. Narrative

	State below in reasonable detail the reasons why
Form l0-K, 1l-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


	The Company's Form 10-QSB could not be filed within the prescribed time period for the following reasons:

	l. In the second quarter of 1998, the Company consummated a significant acquisition of a foreign entity.
Due primarily to difficulties in integrating the financial reporting of such newly-acquired entity with the Company's financial reporting system, the Company experienced unanticipated delays in the preparation of its Form 10-QSB, which could not be eliminated without unreasonable effort or expense.

	2.  Further, on July 14, 1998, the Company
announced that it had signed a non-binding letter of intent to sell its Stilson Division. The proposed transaction values the assets of the Stilson Division at $3 million.
This valuation is based solely upon the Division's tangible assets, and assigns no value to that portion of the Company's Goodwill which is attributable to the Stilson
Division, and as a result the Company will need to revalue its Goodwill. Due to the recent nature of this announcement, the complexity of the valuation process and the fact that the relevant Goodwill was originally calculated and recorded in 1989, the Company has experienced delays in the preparation of its Form 10-QSB which could not be eliminated without unreasonable effort or expense.
               Part IV. Other Information

(1)	Name and telephone number of person to contact
in regard to this notification

  Susan A. Sundell          (603)            893-8778
     (Name)              (Area Code) 	 (Telephone number)

	(2) Have all other periodic reports required under
Section 13 or 15(d) of thc Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                             [X] Yes [ ] No

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [x] Yes [ ] No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

			The Company will report significant losses for the three month and six month periods ended June 30, 1998 as compared to small profits reported in the three month and six month periods ended June 30, 1997. The change in results are due primarily to: (1) expenses related to the acquisition by the Company of a foreign entity on May 13, 1998, which included a one-time charge to earnings of approximately $1.1 million for purchased in-process research and development project expenses; and (2) a revaluation of the Company's Goodwill, which was triggered by the Company's announcement on July 14, 1998 that it had signed a non-binding letter of intent to sell one of its operating divisions. The amount of this valuation adjustment has not yet been definitively determined, but the Company anticipates that it will be significant. In addition to these factors, the Company also recorded losses on its other businesses.

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				 Stocker & Yale, Inc.__________________
         (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: August l4, 1998 	 			By:     /s/Susan A. Sundell
                              	   	Susan A. Sundell
                                   Senior Vice President,
                                 		Finance and Treasurer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shal1 be filed with the form.

                        ATTENTION

	Intentional misstatements or omissions of fact constitute Federal criminal violations (see l8 U S.C.
1001).

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